UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Rich Sparkle,” “we,” “us” and “our” refer to Rich Sparkle Holdings Limited and its subsidiaries.

Information Contained in this Form 6-K Report

APPLICATION OF HOME COUNTRY PRACTICE RULES

This current report on Form 6-K is being filed to disclose the Company has now elected to rely on the home country rule exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters.

As a company incorporated in the British Virgin Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;

(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: January 9, 2026	By:	/s/ Ka Wo, NG
	Name:	Ka Wo, NG
	Title:	Director and Chairman of the Board

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